Exhibit 99.2

Red White & Bloom Provides Update on

Existing Aleafia Health Secured Loan and Announces

New Debtor-in-Possession Financing for Aleafia Health

TORONTO, ONTARIO July 25, 2023 (GLOBE NEWSWIRE) - Red White & Bloom Brands Inc. (CSE: RWB and OTC: RWBYF) (“RWB” or the “Company”) is providing an update on the indebtedness of Aleafia Health Inc. (“Aleafia”) and certain of its affiliates in connection with the loan agreement made as of December 24, 2021, as amended on March 28, 2022, June 17, 2022, April 26, 2023, May 15, 2023, and May 31, 2023 and assigned to RWB on June 6, 2023 (the “Aleafia Senior Secured Loan Agreement”).

Today, Aleafia announced that it has received an order (the “Initial Order”) from the Ontario Superior Court of Justice (Commercial List) under the Companies’ Creditors Arrangement Act, in order to restructure its business and financial affairs (the “Aleafia CCAA Proceedings”). The Initial Order approved, among other things, debtor-in-possession financing (“DIP Financing”) to be provided by RWB to fund the Aleafia CCAA Proceedings and other short-term working capital requirements pursuant to a term sheet between RWB and Aleafia dated July 24, 2023 (the “Aleafia DIP Term Sheet”). Under the Aleafia DIP Term Sheet, RWB agreed to advance DIP Financing in the amount of $6,600,000 (the “DIP Loan”). The continued availability of the DIP Loan is conditional upon, among other things, certain conditions being satisfied, including the Initial Order remaining in effect. A copy of the DIP Term Sheet will be filed on SEDAR+.

As noted in the joint press release of RWB and Aleafia dated July 14, 2023, Aleafia was in breach of certain covenants under the Aleafia Senior Secured Loan Agreement, and the previously announced Proposed Transaction between the parties had been mutually terminated. RWB did not waive any outstanding breaches and reserved all of its rights and remedies under the Aleafia Senior Secured Loan Agreement. RWB also provided a series of extensions and other accommodations under the Aleafia Senior Secured Loan Agreement.

After the close of markets yesterday, in light of Aleafia’s financial position, RWB issued demand letters and notices to enforce security under Section 244 of the Bankruptcy and Insolvency Act and provided Aleafia with the aforementioned DIP Loan to allow Aleafia to proceed with the Aleafia CCAA Proceedings.

About Red White & Bloom Brands Inc.

Red White & Bloom is a multi-state cannabis operator and house of premium brands in the U.S. legal cannabis sector. RWB is predominantly focusing its investments on the major U.S. markets, including Arizona, California, Florida, Massachusetts, Missouri, and Michigan.

Red White & Bloom Brands Inc. Investor and Media Relations

Edoardo Mattei, CFO

IR@RedWhiteBloom.com

947-225-0503, x.1003

Visit us on the web: www.redwhitebloom.com

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Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of the applicable Canadian securities legislation. All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking statements.

In this news release, forward-looking statements relate to, among other things, statements regarding the continued availability of DIP Financing from RWB under the DIP Term Sheet and the Aleafia CCAA Proceedings. These forward-looking statements are not guarantees of future results and involve risks and uncertainties that may cause actual results to differ materially from the potential results discussed in the forward-looking statements.

The Company has relied on certain assumptions that it believes are reasonable at this time, including assumptions as to the ability of Aleafia to comply with the conditions of the DIP Term Sheet in order to continue to receive DIP Financing from RWB and the expected timeline and outcome of the Aleafia CCAA Proceedings. Accordingly, readers should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Risks and uncertainties that may cause such differences include but are not limited to risks relating to the Aleafia CCAA Proceedings, the outcome of which could have a material adverse impact on the Company’s share price, its current business relationships and on the current and future operations, financial condition, and prospects of the Company if the DIP Loan cannot be repaid or otherwise satisfied.